Exhibit A

Ceragon Selected for Large-Scale 4G/LTE Backhaul Network Rollouts

January 13, 2014

Ceragon Selected for Large-Scale 4G/LTE Backhaul Network Rollouts
in North America and India

Orders comprise thousands of high-capacity solutions based on new advanced IP-20 Platform

Paramus, New Jersey, January 13 , 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist, today announced that it has received large orders from two leading national operators in North America and India. Ceragon will deliver several thousand of its ultra-high capacity, SDN-ready IP-20-based solutions to these operators. These advanced systems will be used to build wireless backhaul networks in support of each operator’s plan to rollout extensive, nationwide 4G/LTE networks over the next few years.

Continued expansion in India
For the India operator’s network rollout, Ceragon will deliver the FibeAir® IP-20C, a revolutionary, all outdoor multi-core solution delivering gigabit capacity over narrow channels; and FibeAir IP-20N, a multi-radio aggregation node. The deployment will be part of a 4G/LTE network which will be rolled out during 2014.  Building on its long time presence and strong footprint in India, Ceragon continues to be the vendor of choice for the country’s leading operators

High-capacity, coast to coast in North America
In North America, Ceragon will deploy hundreds of radio links as part of the operator’s network, which will carry LTE traffic from coast-to-coast. Based on Ceragon’s FibeAir IP-20A, the network will support multi Gigabit data-rates to meet the bandwidth requirements of end users, which continue to grow exponentially year over year. The FibeAir IP-20A will be deployed in both all-indoor and split-mount configurations, offering a reliable and cost-effective service delivery across the entire network.

“We are encouraged by the growing demand for our newly launched products which provide a perfect fit for operators’ needs worldwide,” said Ira Palti, president and CEO of Ceragon networks. “Our selection is proof of the superiority of the IP-20 platform in terms of capacity, deployment versatility and total cost of ownership. We are proud to be involved in a growing number of 4G/LTE deployments which will bring a wide range of broadband services to users all around the world.”

About Ceragon’s IP-20 Platform
Ceragon’s IP-20 is a service-centric, SDN-ready wireless platform containing a rich product line for backhaul and fronthaul. Built around a powerful software-defined engine, the IP-20 platform supports any radio transmission technology mix, any network topology and any configuration. The IP-20 platform provides a common, programmable architecture for all of Ceragon’s next-generation FibeAir® and Evolution products

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Company Contact:	Media Contact:	Investor Contact
Yoel Knoll	Justine Schneider	Claudia Gatlin
Ceragon Networks	Calysto Communications	CMG International
Tel: +1-(201)-853-0271	Tel: +1-(404)-266-2060 x507	Tel. +1-(201)-853-0228
yoelk@ceragon.com	jschneider@calysto.com	ir@ceragon.com

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Safe Harbor

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with the cash requirements of our business and other risks detailed from time to time in our Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.